UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.	Press Release dated July 30 2014: Safe Bulkers, Inc. Reports Second Quarter and First Six Months 2014 Results and Declares Quarterly Dividend on Common Stock

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and First Six Months 2014 Results and Declares Quarterly Dividend on Common Stock

Athens, Greece – July 29, 2014 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and six- month period ended June 30, 2014. The Board of Directors of the Company also declared a quarterly dividend of $0.06 per share of common stock for the second quarter of 2014.

Summary of Second Quarter 2014 Results

•

Net revenues for the second quarter of 2014 decreased by 10% to $37.2 million from $41.4 million during the same period in 2013.

•

Net income for the second quarter of 2014 decreased by 91% to $2.1 million from $24.6 million, during the same period in 2013. Adjusted net income1 for the second quarter of 2014 decreased by 79% to $3.2 million from $15.1million, during the same period in 2013.

•

EBITDA2 for the second quarter of 2014 decreased by 58% to $15.1 million from $36.1 million during the same period in 2013. Adjusted EBITDA1 for the second quarter of 2014 decreased by 39% to $16.3 million from $26.6 million during the same period in 2013.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the second quarter of 2014 of $0.01 and $0.02 respectively, calculated on a weighted average number of shares of 83,444,365, compared to $0.32 and $0.19 in the second quarter 2013, calculated on a weighted average number of shares of 76,679,328.

•

The Board of Directors of the Company declared a dividend of $0.06 per common share for the second quarter of 2014.

Summary of Six Months Ended June 30, 2014 Results

•

Net revenues for the first six months of 2014 decreased by 8% to $78.5 million from $85.7 million during the same period in 2013.

•

Net income for the first six months of 2014 decreased by 67% to $13.3 million from $40.6 million. Adjusted net income1 for the first six months of 2014 decreased by 62% to $11.8 million from $31.0 million, during the same period in 2013.

•

EBITDA2 for the first six months of 2014 decreased by 39% to $38.9 million from $63.6 million during the same period in 2013. Adjusted EBITDA1 for the first six months of 2014 decreased by 31% to $37.4 million from $54.0 million during the same period in 2013.

•

EPS and Adjusted EPS1 for the first six months of 2014 of $0.13 and $0.11, respectively, calculated on a weighted average number of shares of 83,442,759, compared to $0.53 and $0.40 for the same period in 2013, calculated on a weighted average number of shares of 76,676,422.

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA are non-GAAP measures and  represent net income, EPS and EBITDA before gain on asset purchase cancellation, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA is a non-GAAP measure and represents net income plus interest expense, tax, depreciation and amortization. See Table 1.

Public Offering of Series C and Series D Preferred Shares

In May 2014, the Company concluded its previously announced public offering  of 2,300,000 shares of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”) at a price of $25.00 per share, which included 300,000 shares sold pursuant to the full exercise of the underwriters’ overallotment option. The aggregate gross proceeds from this public offering, before the underwriting discount and other offering expenses, were $57,500,000.

In June 2014, the Company concluded its previously announced public offering of 3,200,000 shares of its 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series D Preferred Shares”) at a price of $25.00 per share, which included 400,000 shares sold pursuant to the partial exercise of the underwriters’ overallotment option. The aggregate gross proceeds from this public offering, before the underwriting discount and other offering expenses, were $80,000,000.

The Series C and Series D Preferred Shares are traded on the New York Stock Exchange under the ticker symbol SB.PR.C and SB.PR.D, respectively.

In July 2014, the Company declared a cash dividend of $0.50 per share on its 8.00% Series B Preferred Shares for the period from April 30, 2014 to July 29, 2014 and a cash dividend of $0.46667 per share on its 8.00% Series C Preferred Shares for the period from May 7, 2014 to July 29, 2014. Each dividend will be paid on July 30, 2014 to all shareholders of record as of July 25, 2014 of the Series B Preferred Shares and Series C Preferred Shares, respectively. This is the fifth consecutive cash dividend declared on the Company’s Series B Preferred Shares and the first cash dividend declared on its Series C Preferred Shares, since their respective commencement of trading on the New York Stock Exchange.

The Company has 1,600,000 Series B Preferred Shares, 2,300,000 Series C Preferred Shares and 3,200,000 Series D Preferred Shares outstanding as of today.

Fleet and Employment Profile

As of July 28, 2014, the Company’s operational fleet comprised of 31 drybulk vessels with an average age of 5.6 years and an aggregate carrying capacity of 2.9 million dwt. The fleet consists of 10 Panamax class vessels, 7 Kamsarmax class vessels, 11 Post- Panamax class vessels and 3 Capesize class vessels, all built 2003 onwards. As of July 28, 2014, the Company had contracted to acquire 13 new eco-design newbuild vessels, comprised of 6 Japanese Panamax class vessels, 3 Japanese Post-Panamax class vessels, 2 Japanese Kamsarmax class vessels and 2 Chinese Kamsarmax class vessels. Upon delivery of all of our newbuilds, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 44 vessels, 15 of which will be new eco-design vessels, having an aggregate carrying capacity of 3.9 million dwt and average age of 6.1 years.

Set out below is a table showing the Company’s existing vessels and their contracted employment as of July 28, 2014:

Vessel Name	DWT	Year Built	Country of construction	Charter Rate (1) USD/day	Charter Duration (2)
Panamax
Maria	76,000	2003	Japan	9,100	Jul 2014 - Jan 2015
Koulitsa	76,900	2003	Japan	13,250	Jun 2014- Jun 2015
Paraskevi	74,300	2003	Japan	8,650	Aug 2013 - Jul 2014
Vassos	76,000	2004	Japan	BPI(4) + 6%	Apr 2014 - Nov 2014
Katerina	76,000	2004	Japan	12,450	Jul 2014 - Sep 2014
Maritsa	76,000	2005	Japan	27,649 (3)	Mar 2013 - Jan 2015
Efrossini	75,000	2012	Japan	10,400	Jul 2014 - May 2015
Zoe	75,000	2013	Japan	14,800	Apr 2014 - Aug 2014
Kypros Land	77,100	2014	Japan	7,000	Jun 2014 - Aug 2014
Kypros Sea	77,100	2014	Japan	7,750	Jul 2014 - Sep 2014
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI(4) + 9.5%	Jul 2013 - Jul 2015
Pedhoulas Trader	82,300	2006	Japan	BPI(4) + 6.5%	Aug 2013 - Aug 2015
Pedhoulas Leader	82,300	2007	Japan	10,600	Jul 2014 - Apr 2015
Pedhoulas Commander	83,700	2008	Japan	10,500	Jul 2014 - Apr 2015
Pedhoulas Builder	81,600	2012	China	15,150	May 2014 - Aug 2014
Pedhoulas Fighter	81,600	2012	China	6,050	Jun 2014 - Aug 2014
Pedhoulas Farmer	81,600	2012	China	13,150	May 2014 - Aug 2014
Post-Panamax

Stalo	87,000	2006	Japan	14,800	Jun 2014 - Aug 2014
Marina	87,000	2006	Japan
Xenia	87,000	2006	Japan	8,500	Jul 2014 - Oct 2014
Sophia	87,000	2007	Japan	6,700	Jul 2014 - Sep 2014
Eleni	87,000	2008	Japan	13,000	May 2014 - Aug 2014
Martine	87,000	2009	Japan	6,550	Jun 2014 - Aug 2014
Andreas K	92,000	2009	South Korea	13,150	Jun 2014 - Aug 2014
Panayiota K	92,000	2010	South Korea	7,500	Jun 2014 - Jul 2014
Venus Heritage	95,800	2010	Japan	13,900	Jul 2014 - Sep 2014
Venus History	95,800	2011	Japan	6,500	Jun 2014 - Aug 2014
Venus Horizon	95,800	2012	Japan	13,000	Oct 2013 - Mar 2015
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 (5)	Jan 2014 - Jan 2024
Total	2,863,700

1)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

2)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 28, 2014, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

3)

Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which is being amortized over the period of the new period time charter with the same charterer.  The agreed gross daily charter rate is $8,000 for the period until January 2015.

4)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

5)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

Set out below is a table showing the Company’s newbuild vessels and their contracted employment as of July 28, 2014:

Vessel Name	DWT	Expected delivery	Country of construction	Charter Rate (1) USD/day	Charter Duration (2)
Panamax
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Hull No. 1689	76,500	1H 2015	Japan	15,400	May 2015 - May 2025
Hull No. 827	77,000	2H 2015	Japan
Hull No. 828	77,000	1H 2016	Japan
Hull No. 835	77,000	2H 2016	Japan
Kamsarmax
Hull No. 1148	82,000	1H 2015	China
Hull No. 1146	82,000	1H 2016	China
Hull No. 1551	81,600	1H 2016	Japan
Hull No. 1552	81,600	1H 2017	Japan
Post-Panamax
Hull No. 1685	84,000	2H 2015	Japan
Hull No. 1686	84,000	2H 2015	Japan
Hull No. 1718	84,000	1H 2016	Japan
Total	1,040,700

1)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable.

2)

The start dates listed reflect scheduled start dates as of July 28, 2014.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

The contracted employment of fleet ownership days as of July 28, 2014 was:

2014 (remaining) ……………….....51%

2014 (full year) ……………………78%

2015 …..…………………………...19%

                                      2016

…..…………………………..10%

Capital expenditure requirements and liquidity

As of June 30, 2014, the Company had agreed to acquire 13 newbuild vessels to be delivered at various points of time until 2017. The remaining capital expenditure requirements to shipyards or sellers, for the delivery of these 13 newbuilds amounted to $351.9 million, of which $37.7 million was scheduled to be paid in 2014, $162.6 million in 2015, $130.7 million in 2016 and $20.9 million in 2017. The average price payable to shipyards stands at $31.2 million per newbuild vessel or an aggregate of $405.2 million of capital expenditure requirements net of commissions from sellers for the acquisition of our 13 newbuild vessels with deliveries; 1 in 2014; 6 in 2015; 5 in 2016; and 1 in 2017; as a result of investing during the lower part of the shipping cycle.

As of June 30, 2014, the Company had liquidity of $456.9 million consisting of $154.4 million in cash and short-term time deposits, $0.5 million in short-term restricted cash, $2.7 million in long-term restricted cash, a $50.0 million floating rate note which matures in October 2014, $103.3 million available under existing revolving credit facilities and $146.0 million under committed loan facilities for four existing and six newbuild vessels.

Additionally, as of July 28, 2014, the Company had secured additional borrowing capacity of $112.0 million for six newbuild vessels on order. As of July 28, 2014 the Company had one unencumbered newbuild vessel on order against which additional financing could be raised upon its delivery, providing the Company with further financial flexibility in funding its newbuild program and the opportunity to further expand and renew the fleet.

Dividend Declaration

The Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.06 per share payable on or about August 29, 2014 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on August 19, 2014. The Company has 83,445,974 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Carrying the experience over many shipping cycles, our company maintains lean operations and low cost structure resulting in a low break-even point. We have substantial liquidity and our newbuild program is fully financed. Our profits, currently influenced be the prevailing weak charter market conditions due to our exposure in the spot market, have substantial upside potential during a market turnaround. In this context our Board of Directors has declared a quarterly dividend of six cents per common share.”

Conference Call

On Wednesday, July 30, 2014 at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 8, 2014 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2014 Results

Net income decreased by 91% to $2.1 million for the second quarter of 2014 from $24.6 million for the second quarter of 2013, mainly due to the following factors:

Net revenues: Net revenues decreased by 10% to $37.2 million for the second quarter of 2014, compared to $41.4 million for the same period in 2013, mainly due to a decrease in time charter rates. The Company operated 31.00 vessels on average during the second quarter of 2014, earning a TCE3 rate of $11,642, compared to 26.00 vessels and a TCE rate of $17,116 during the same period in 2013.

Vessel operating expenses: Vessel operating expenses increased by 21% to $12.6 million for the second quarter of 2014, compared to $10.4 million for the same period in 2013. The increase in operating expenses is mainly attributable to an increase in ownership days by 19% to 2,821 days for the second quarter of 2014 from 2,366 days for the same period in 2013.

Depreciation: Depreciation increased to $10.8 million for the second quarter of 2014, compared to $9.2 million for the same period in 2013, as a result of the increase in the average number of vessels operated by the Company.

Early redelivery income: During the second quarter of 2014, we recorded no early redelivery income, compared to $7.1 million of early redelivery income, for the same period in 2013.

Interest expense: Interest expense decreased to $2.2 million or 4% in the second quarter of 2014 from $2.3 million for the same period in 2013, as a result of the decrease in the average outstanding amount of loans and credit facilities and in the weighted average interest rate of such loans and credit facilities.

Gain/(loss) on derivatives: Loss on derivatives was $1.1 million in the second quarter of 2014, compared to a gain of $2.5 million for the same period in 2013, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that are employed to manage the risk relating to interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.4 years as of June 30, 2014.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Daily vessel operating expenses4: Daily vessel operating expenses remained almost stable at $4,455 for the second quarter of 2014 compared to $4,414 for the same period in 2013.

Daily general and administrative expenses4: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager and daily costs incurred in relation to our operation as a public company, remained almost stable at $1,236 for the second quarter of 2014 compared to $1,234 for the same period in 2013.

3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

4 See Table 2.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2013	2014	2013	2014
REVENUES:
Revenues	42,429	38,611	87,600	81,417
Commissions	(986)	(1,433)	(1,932)	(2,896)
Net revenues	41,443	37,178	85,668	78,521
EXPENSES:
Voyage expenses	(1,255)	(4,638)	(5,290)	(8,993)
Vessel operating expenses	(10,443)	(12,568)	(20,357)	(25,216)
Depreciation	(9,153)	(10,766)	(17,989)	(21,033)
General and administrative expenses	(2,919)	(3,487)	(5,560)	(6,491)
Early redelivery income /(cost)	7,050	-	7,050	(532)
Gain on asset purchase cancellation	-	-	-	3,633
Operating income	24,723	5,719	43,522	19,889
OTHER (EXPENSE) / INCOME:
Interest expense	(2,297)	(2,228)	(4,872)	(4,393)
Other finance costs	(233)	(200)	(449)	(418)
Interest income	243	255	514	486
Gain/(loss) on derivatives	2,473	(1,097)	2,536	(1,544)
Foreign currency (loss)/gain	(10)	(59)	26	(97)
Amortization and write-off of deferred finance charges	(325)	(318)	(634)	(619)
Net income	24,574	2,072	40,643	13,304
Less preferred dividend	151	1,499	151	2,299
Net income available to common shareholders	24,423	573	40,492	11,005
Earnings per share	0.32	0.01	0.53	0.13
Weighted average number of shares	76,679,328	83,444,365	76,676,422	83,442,759

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2013	June 30, 2014
ASSETS
Cash, time deposits and restricted cash, short term	71,421	154,914
Other current assets	51,764	25,086
Short-term investment	50,000	50,000
Vessels, net	855,200	953,715
Advances for vessel acquisition and vessels under construction	76,299	64,672
Restricted cash non-current	1,423	2,663
Other non-current assets	6,109	6,181
Total assets	1,112,216	1,257,231

LIABILITIES AND EQUITY
Current portion of long-term debt	35,185	71,990
Other current liabilities	22,119	18,590
Long-term debt, net of current portion	473,110	451,254
Other non-current liabilities	3,466	2,297
Shareholders’ equity	578,336	713,100
Total liabilities and equity	1,112,216	1,257,231

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2013	2014	2013	2014
Net Income - Adjusted Net Income
Net Income	24,574	2,072	40,643	13,304
Less Gain on asset purchase cancellation	-	-	-	(3,633)
Less Early redelivery (income)/cost	(7,050)	-	(7,050)	532
Less (Gain)/loss on derivatives	(2,473)	1,097	(2,536)	1,544
Plus Foreign currency loss/(gain)	10	59	(26)	97
Adjusted Net Income	15,061	3,228	31,031	11,844

EBITDA - Adjusted EBITDA
Net Income	24,574	2,072	40,643	13,304
Plus Net interest expense	2,054	1,973	4,358	3,907
Plus Depreciation	9,153	10,766	17,989	21,033
Plus Amortization	325	318	634	619
EBITDA	36,106	15,129	63,624	38,863
Less Gain on asset purchase cancellation	-	-	-	(3,633)
Less Early redelivery (income)/cost	(7,050)	-	(7,050)	532
Plus (Gain)/loss on derivatives	(2,473)	1,097	(2,536)	1,544
Plus Foreign currency loss/(gain)	10	59	(26)	97
ADJUSTED EBITDA	26,593	16,285	54,012	37,403

EPS – Adjusted EPS
Net Income	24,574	2,072	40,643	13,304
Less preferred dividend	151	1,499	151	2,299
Net income available to common shareholders	24,423	573	40,492	11,005
Weighted average number of shares	76,679,328	83,444,365	76,676,422	83,442,759
EPS	0.32	0.01	0.53	0.13
Adjusted Net Income	15,061	3,228	31,031	11,844
Less preferred dividend	151	1,499	151	2,299
Adjusted Net Income available to common shareholders	14,910	1,729	30,880	9,545
Adjusted EPS	0.19	0.02	0.40	0.11

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are not recognized measurements under US GAAP.

Adjusted Net Income represents net income before gain on asset purchase cancellation, early redelivery (income)/cost, gain/(loss) on derivatives and foreign currency, respectively.

Adjusted Net Income available to common shareholders represents Adjusted Net Income less Preferred dividend.

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain on asset purchase cancellation, early redelivery (income)/cost, gain/(loss) on derivatives and foreign currency, respectively. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from gain/(loss) on asset purchase cancellation, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2013	2014	2013	2014

FLEET DATA
Number of vessels at period’s end	26	31	26	31
Average age of fleet (in years)	5.21	5.53	5.21	5.53
Ownership days (1)	2,366	2,821	4,613	5,508
Available days (2)	2,348	2,795	4,567	5,452
Operating days (3)	2,344	2,775	4,558	5,431
Fleet utilization (4)	99.1%	98.4%	98.8%	98.6%
Average number of vessels in the period (5)	26.00	31.00	25.49	30.43

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$17,116	$11,642	$17,600	$12,753
Daily vessel operating expenses (7)	$4,414	$4,455	$4,413	$4,578
Daily general and administrative expenses (8)	$1,234	$1,236	$1,205	$1,178

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B, series C and series D preferred stock are listed on the NYSE, where they trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D” respectively. The Company’s current fleet consists of 31 drybulk vessels, all built 2003 onwards, and the Company has agreed to acquire 13 additional drybulk newbuild vessels to be delivered at various dates through 2017.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com